Shengkai Innovations, Inc.
No. 27, Wang Gang Road,
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

                February 9, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	John Hartz
Senior Assistant Chief Accountant

RE:	Shengkai Innovations, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 2, 2009;

Ladies and Gentlemen:

Shengkai Innovations, Inc. (the “Company”) is in receipt of the staff's letter of comment dated January 28, 2010 on the above-referenced filing. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Intellectual Property, page 18

1.           We note your statement that you have applied for and obtained nine patents in the PRC for the products listed on page 19. However, it is unclear which of the 18 products listed have received patents and the duration of those patents. Please clarify the status of your intellectual property in future filings. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:

The Company applied for and obtained nine patents in 2008, Item 10 to Item 18 of the products listed on page 19. As of June 30, 2009, the Company has obtained eighteen patents in total, one for each product listed on page 19. We will undertake to clarify the status of our intellectual property in future filings.

Note 1, Organization and Principal Activities, page F-8

2.           We note you consolidate your operating subsidiary, Tianjin Shengkai Industrial Technology Development Co., Ltd (“Shengkai”) as a variable interest entity (VIE). Please provide us your complete analysis under FIN 46(R) including how Shengkai meets the definition of a VIE and how you determined that you are the primary beneficiary.

RESPONSE:

Basic Information
For ease of discussion, here is the background information of the issue:

Parties involved

(1)
Tianjin Shengkai Industrial Technology Development Co., Ltd. (hereinafter called “Party A”) is a limited liability company, duly incorporated in Tianjin, People’s Republic of China (“PRC”), whose legal address is: Room324, 3/F, 1stStreet, Tianjin Economic-Technological Development Area.

(2)
Shengkai (Tianjin) Ceramic Valve Co., Ltd. (hereinafter referred to as “Party B”) is a wholly foreign-owned enterprise (“WFOE”) duly incorporated in Tianjin, PRC, whose legal address is: Room A2-191, No.166 Xisandao, Konggang Logistics Processing Zones, Tianjin.

(3)	All of the shareholders of Tianjin Shengkai Industrial Technology Development Co., Ltd. (hereinafter collectively called the “Shareholders”).

Contractual arrangement

There are five agreements entered among the various parties, known as:
Agreement	Parties	Key content
Consigned Management Service Agreement (CMSA)	Party A, WFOE, Shareholders	consign to WFOE the management of all of party A’s business, finances and human resource
Technology Service Agreement (TSA)	Party A, WFOE, Shareholders	WFOE provides Party A with technology services, such as is researching, developing, technology consulting, technology service of ceramic valves and ceramic materials
Loan Agreement (LA)	WFOE, Shareholders	WFOE agrees to provide the loan to Shareholders increasing the registered capital of the Party A, by pledging its equity in the party A to WFOE as a guaranty of the loan

Exclusive Purchase Option Agreement (EPOA)	WFOE, Shareholders (party A co-sign)	Shareholders grant to WFOE an exclusive purchase right at any time, or designate any third party to purchase all or part of such Shareholders’ Equity Interests in Party A
Equity Pledge Agreement (EPA)	WFOE, Shareholders (party A co-sign)	Shareholders pledge all shares of Party A to WFOE

The issue is whether Party A is a variable interest entity of the WFOE and constitutes a subsidiary for consolidation.

The Analysis
A variable interest entity (VIE) is an entity that is not self-supportive by having one or both of the following conditions:

1.	It has an insufficient amount of equity for it to finance its activities, without receiving additional subordinated financial support from other parties or individuals,

15-14 a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. (810.15-14 FIN46R para5)

2.	Its owner does not hold the typical risks and rights of equity owners such as the ability to make significant decisions, absorb entity losses, or receive residual returns from the entity.

b.     As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)   The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

(2)      The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
(3)      The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

c.   The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.
(Section 810.15-14; FIN46R para 5)

The literal interpretation of above is that once the entity meets one of the two conditions, the entity shall be qualify as a VIE of the reporting enterprise, the WFOE and its holding company. For the second condition, there are three conditions and meeting any one of them shall satisfy the requirement of being a VIE.

The First Condition
Under the Loan Agreement (“LA”), inter alia, entered between the shareholders of Party A and WFOE, WFOE shall provide a loan of RMB 49 million for increasing the registered share capital of Party A. At the same time, shareholders of Party A pledged all registered capital rights to WFOE by an Equity Pledge Agreement (“EPA”). The loan of RMB 49 million to the shareholders of Party A is prima facie an additional support obtained by Party A. Party A did not have any past record in proving its ability to obtain the non-resource, investment grade financing from any unrelated party without additional subordinated financial support from other entities. Therefore, Party A cannot prove that it is not a VIE under this test.

The Second Condition
The second condition is that as a group, the holders of Party A lack any one of the following three characteristics that are typical of a controlling financial interest:
a.	Lack the direct or indirect ability (through voting rights or similar rights) to make decisions about the entity’s activities that have a significant effect on the success of the Party A.
b.	Have no obligation to absorb the expected losses of the Party A.
c.	Have no right to receive the expected residual returns of Party A.

Condition a
Under a series of contractual arrangements (the “Arrangement”) among the shareholders of Party A, Party A and WFOE, shareholders of Party A as well as the directors of Party A (who are also the shareholders) lost rights to control over Party A, as set forth by the following:

1.	Clause 8.2 of LA prohibits shareholders of Party A from exercising the rights of being the shareholders without the written consent of WFOE, among others including the following:-

(a)	Party A and the shareholders of Party A no longer have the right to dispose any assets or income of Party A;

(b)	Party A and the shareholders of Party A no longer have the right to make an material expenditure over RMB 3 million;

(c)	Party A shall appoint and appoint only the candidates nominated by Party B to the board of directors of the Party A.

2.	Clause 8.3 of LA provides that Party A shall ensure that nearly all important decisions must be approved by the WFOE.

3.	Clause 5 of EPA imposes obligations on the shareholders of Party A to carry out important decisions only with the consent of the WFOE.

4.	Clause 6 of EPA also imposes obligations on Party A with similar restrictions.

5.
Under the Consigned Management Service Agreement, WFOE has been consigned with the management power over Party A including but not limit to accounting, business operation, training, advertising and development.

6.
Under Clause 3 of the Exclusive Purchase Option Agreement (the “EPOA”), Party A and its shareholders shall abide the rules that no important decisions shall be made unless with the written consent of the WFOE.

The voting rights of the shareholders of Party A are restricted and additional directors can be appointed by the WFOE to comprise the majority of the board of directors of Party A. Therefore, Party A shall be a VIE of the WFOE.

Condition b & c
1.
The repayment mode under the LA is the transfer of all equity of Party A to WFOE pursuant to the clause 1 of the EPOA. The only alternative to equity transfer is an asset transfer of all assets of Party A to the WFOE. If the fair value of the equity or asset transfer exceeds the amount of the loan, then the excess shall be the interest and if not, the WFOE will waive the deficit.

2.
Since the shareholders of Party A have no beneficial interest over the equity of Party A by surrendering all rights as the equity owners, they will not inject any capital if Party A needs the working capital.

3.
The dilemma faced by the WFOE is that if Party A suffers a loss, the WFOE either chooses to call back the loan as much as possible or to inject more capital to rescue the company in the hope that Party A will recover later. In the first case, the WFOE needs to exercise the purchase option before it exercises the legal owner’s right to liquidate the assets of Party A to repay its loan. In the latter case, the WFOE will share the loss by injecting further working capital to Party A. The situation is analogous to a normal investment in subsidiary, in which loss will either be absorbed by the holding company to the extent of loss in investment in subsidiary or it will share the loss via an  injection of capital.

4.
The business activities, including financings of the Party A, are de facto controlled by the WFOE under the Arrangement. The technology is provided by the WFOE through the Technology Service Agreement (the “TSA”). The EPA (clause 5.5), EPOA (article 3.1(k)) and LA (article 8.2.4 & 8.3.10) provide restriction on Party A’s ability to distribute the profit unless with the consent of the WFOE or to the designated account of the WFOE.

5.
Upon exercise of the purchase option under the EPOA, the WFOE shall own 100% of Party A. If Party A is profitable, the residual return cannot be captured by the shareholders of Party A under the Arrangement, which provides more incentive for the WFOE to acquire the legal title of Party A. If Party A operates at a loss, the shareholders of Party A will avoid providing funding to Party A and the WFOE will bear the loss ultimately. Therefore, the expected loss or residual return does not rest on the shareholders of Party A but the WFOE.

6.
Other than the shareholders of Party A and the WFOE, as the lender of the loan to the shareholders of Party A, there are no other party who has any variable interests in Party A. Based on the foregoing, the shareholders of Party A will not absorb majority of expected losses or obtain the residual returns of Party A, they are not primary beneficiaries of Party A. Instead, the WFOE will absorb the expected losses or procure all residual returns of Party A through the variable interests of the loan and the purchase option of acquiring 100% of the shares of Party A under the LA and EPOA. Therefore, the WFOE is the primary beneficiary of Party A with 100% ownership.

Based on the above analysis, it is clear that the WFOE has a variable interest in Party A through the loan to the shareholders of Party A with the purchase option to acquire all equity of Party A. All contracts under the Arrangement cannot be unilaterally terminated by Party A and the WFOE is in fact the holding company of Party A.

On these premises, Party A is the VIE of the WFOE, who is the primary beneficiary of the Party A, as if Party A is the subsidiary of WFOE by virtue of satisfying either or both conditions stipulated above. Accordingly, Party A shall be consolidated into the WFOE’s account.

Note 10, Preferred Stock and Warrants, page F-2

3.           We note your disclosures surrounding the issuances of convertiblepreferred stock and warrants on June 11, 2008 and July 18, 2008 andhave the following comments.
• Please tell is if there are any circumstances where the warrants could be required to be settled for cash.

• Please tell us what provisions, if any, exist for the holders of the warrants in the event that you are unable to issue shares when the warrants are exercised.

• We note your disclosure related to the cash redemption feature of the convertible preferred stock. Please provide us a comprehensive explanation of all the circumstances where cash redemption could be required. Please also provide us a comprehensive analysis of your accounting for the preferred shares and your determination to classify them in permanent equity.

3. (a) Please tell is if there are any circumstances where the warrants could be required to be settled for cash.

RESPONSE:

According to the Security Purchase Agreements and supplementary Agreements (collectively the “Agreements”), the warrants could be required to be settled for cash when the Triggering Events take place only. The Triggering Events are defined in the Agreements as following:

a.	consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or

b.
permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property,

c.	transfer all or substantially all of its properties or assets to any other Person,

d.	affect a capital reorganization or reclassification of its Capital Stock.

All the above events, in fact, are currently within the control of the Company.

3. (b) Please tell us what provisions, if any, exist for the holders of the warrants in the event that you are unable to issue shares when the warrants are exercised.

RESPONSE:

If the Company fails to cause its transfer agent to transmit to the Holder of the warrants a certificate or certificates representing the Warrant Stock pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Stock which the Holder anticipates receiving upon such exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Warrant Stock that the Issuer was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder.

3. (c)(i) We note your disclosure related to the cash redemption feature of the convertible preferred stock. Please provide us a comprehensive explanation of all the circumstances where cash redemption could be required.

RESPONSE:

The following situations the holders of the Preferred Stock will receive cash for redemption of the Preferred Stock:

a.
In the event of any liquidation, dissolution or winding up, voluntary or involuntary of the Company (a “Liquidation Event”), the then outstanding Series A Preferred Stock shall rank senior to the Common Stock and pari passu with any other series of stocks which rank pari passu with the Series A convertible Preferred Stock, in respect of the right to be entitled to receive, out of the assets of the Company available for distribution to its stockholders, an amount equal to $2.5357 per share (such amount, the “Liquidation Preference, amount”).

b.
In the event of a merger, consolidation or similar capital reorganization of the Common Stocks (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares) (each a “Reorganization”), then as a part of such capital reorganization, provision shall be made so that each holder of outstanding Series A Preferred Stock at the time of such reorganization shall thereafter be entitled to receive, upon conversion of the New Series A Preferred, the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion of such holder’s Series A Preferred Stock would be entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof.  In any such case, the resulting or surviving corporation (if not the Company) shall expressly assume the obligations to deliver, upon the exercise of the conversion privilege, such securities or property as the holders of New Series A Preferred remaining outstanding (or of other convertible preferred stock received by such holders in place thereof) shall be entitled to receive pursuant to the provisions hereof, and to make provisions for the protection of the conversion rights as provided above. In addition to all other rights of the holders of New Series A Preferred contained herein, simultaneous with the occurrence of a Reorganization, the holders of the Series A Preferred Stock shall have the right to require the Company to redeem all or a portion of such holders’ shares of the Series A Preferred Stock equal to one hundred ten percent (110%) of the Liquidation Preference Amount (i.e. $2.5357 per share initially).

c.
In the event of the Company being unable to issue shares of Common Stock upon conversion because the Company (1) does not have a sufficient number of shares of Common Stocks authorized and available, or (2) is prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or its securities from issuing all of the Common Stocks which are to be issued to a holder, the Company shall issue as many shares of Common Stocks as it is able to issue and the holder may elect to require the Company to redeem  those non-convertible shares at a price per share payable in cash equal to (A) one hundred thirty percent (130%) of the Liquidation Preference Amount plus (B) the amount based on the difference between the bid prices on the conversion date and the date the Company has sufficient shares.

3. (c)(ii) Please also provide us a comprehensive analysis of your accounting for the preferred shares and your determination to classify them in permanent equity.

RESPONSE:

The Company evaluated the terms of the Preferred Stock as well as whether certain specific terms require certain classification and subsequent accounting treatment.

Based on the aggregate terms of the Preferred Stock, such financial instrument appears to be more akin to an equity instrument rather than a debt instrument. The assessment was based on the consideration of the economic characteristics and underlying risks of the financial instrument. As there is no guarantee of return of principal and/or annual fixed return (i.e. fixed dividend, interest and/or return of principal) the Company believes that the aggregate terms and the magnitude of any specific term makes the Preferred Stock subject to the similar risks and rewards of equity ownership and therefore most appropriately considered to be equity.

In addition FAS 150 indicates the following should be classified as a liability:

•
A financial instrument issued in the form of shares that is mandatorily redeemable — that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur .

The shares are not mandatorily redeemable by themselves under any terms or triggering by the discretion of the stockholders, are only convertible into Common Stock and have a limited redemption feature as mentioned in 3(c)(i)b. to c. above that would be considered within the control of the company.

For a redemption feature mentioned in 3(c)(i)b. above that is, in the event of a merger of similar capital reorganization, the holders can elect to receive their proceeds in cash at 110% of liquidation value. Because shareholders approval would be required, that type of redemption is considered within the control of the company. Furthermore, if all the shares of preferred were converted and all of the warrants were exercised, the purchasers still did not have a controlling percentage of interest in the company.

The SEC has indicated that an event that requires vote of the Company’s directors or shareholder is within the control of the company. We also considered the EITF Topic D-98: Classification and Measurement of Redeemable Securities, part of it was extracted as following:

10. Other events are solely within the control of the issuer, and, accordingly, classification as part of permanent equity would be appropriate. For example, a preferred stock agreement may have a provision that the decision by the issuing company to sell all or substantially all of a company's assets and a subsequent distribution to common stockholders triggers redemption of the preferred equity security. In this case, the security would be appropriately classified as part of permanent equity if the preferred stockholders cannot trigger or otherwise require the sale of the assets through representation on the board of directors, or through other rights, because the decision to sell all or substantially all of the issuer's assets and the distribution to common stockholders is solely within the issuer's control. In other words, if there could not be a "hostile" asset sale whereby all or substantially all of the issuer's assets are sold, and a dividend or other distribution is declared on the issuer's common stock, without the issuer's approval, then classifying the security as part of permanent equity would be appropriate.

Also the SEC comments on Rule 5-02.28 includes the following: “As another example, a preferred stock agreement may have a provision that provides for redemption of the preferred security if the issuing company is merged with or consolidated into another company, and pursuant to state law, approval of the board of directors is required before any merger or consolidation can occur. In that case, assuming the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights, the security would be appropriately classified as part of permanent equity because the decision to merge with or consolidate into another company is within the control of the issuer. Again, all of the relevant facts and circumstances should be considered when determining whether the preferred stockholders can control the vote of the board of directors.

For a redemption feature mentioned in 3(c)(i)c. above, that will be occurred in the event of the Company failure to issue shares of Common Stock because of no sufficient number of shares of Common Stock to issue or being prohibited by any applicable law or regulations or rules. The Company, in fact, has sufficient number of shares of Common Stock to issue and does not encounter any applicable law or regulations or rules to prohibit the Company from issuing shares of Common Stock for the conversion of the Series A Preferred Stock.

Exhibit 31.1

4.           In future filings, please file a certification that conforms precisely to the requirements of Item 601(bX31)(i) of Regulation S-K. In particular, we note the addition of the word “annual” in paragraphs 2 and 3 and the exclusion of “(the registrant's fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

RESPONSE:

We will undertake to conform precisely to the language required by Item 601(31) of Regulation S-K for Section 302 certifications in future filings.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wang Chen
Wang Chen
Chief Executive Officer